FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights
Exhibit No. 2	Notification of Major Interest in Shares
Exhibit No. 3	Notice of AGM 'Replacement'
Exhibit No. 4	Director/PDMR Shareholding
Exhibit No. 5	Dividend Declaration
Exhibit No. 6	Publication of prospectus
Exhibit No. 7	Notice of General Meeting

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 March 2013:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28-Mar-13
Ordinary shares of £1	6,108,180,651	4	24,432,722,604
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,109,090,781		24,436,332,734

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	28 March 2013
6. Date on which issuer notified:	2 April 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage threshold of 65%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,964,483,519	15,857,934,076		64.89%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 45.5%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				80.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Vicky Malpus, UKFI
15. Contact telephone number:	+44 (0)207 070 5942

Exhibit No. 3

The Royal Bank of Scotland Group plc (the "Group")

9 April 2013

Notice of 2013 Annual General Meeting and Form of Proxy

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

The Group's Annual General Meeting will be held on Tuesday, 14 May 2013 at 2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting is also available to view on the Group's website at www.rbs.com/agm.

The documents are being mailed or made available to shareholders today, together with the Annual Review and Summary Financial Statement 2012 or Annual Report and Accounts 2012, as appropriate, which are available on the Group's website at www.rbs.com/annualreport

Name of contact and telephone number for queries:-

Group Media Relations
+44 (0)131 523 4205

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR
CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R
AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit
Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share
Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

46

8. Price per share or value of transaction

£2.72

9. Date and place of transaction

8 April 2013

10. Date issuer informed of transaction

8 April 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

9 April 2013

Exhibit No. 5

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2013

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 31 May 2013 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 3 May 2013.

23 April 2013
End

Exhibit No. 6

Publication of Prospectus and Offering Circular

The following supplementary prospectus (forming part of the supplementary offering memorandum) has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 25 April 2013.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2613D_-2013-4-25.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
208 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

The Royal Bank of Scotland Group plc (the "Group")

26 April 2013

Notice of General Meeting and Form of Proxy
Copies of the above documents are being mailed or made available to shareholders today and have been submitted to the National Storage Mechanism for inspection at: www.Hemscott.com/nsm.do  The documents are available on the Group's website at www.rbs.com/gm

The Notice convenes a General Meeting for 14 May 2013 at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ at 3.00 p.m. (or as soon thereafter as the Annual General Meeting convened for 2.00 p.m. on the same day and at the same place shall have been completed or adjourned).

In response to regulatory requirements and developments (including the recommendations of the Financial Policy Committee of the Bank of England regarding the capital resources of UK banks, published on 27 March 2013) and to allow the Group to manage its capital in the optimal way, the Group may wish to issue loss-absorbing capital instruments in the form of Equity Convertible Notes ("ECNs"). ECNs would convert into newly issued Ordinary Shares in the Company upon the occurrence of certain events (for example, the Group's capital ratios falling below a specified level), diluting existing holdings of Ordinary Shares. In order to provide the flexibility to issue ECNs if required, two resolutions will therefore be proposed at the General Meeting: one an Ordinary Resolution giving the Directors authority to allot Ordinary Shares or grant rights to subscribe for or to convert any security into Ordinary Shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion, in each case in connection with the issue of ECNs.

The Directors may at their discretion resolve to give shareholders the opportunity to purchase the Ordinary Shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

Full details on the proposal are set out in full in the Notice of General Meeting available on our website at www.rbs.com/gm

Name of contact and telephone number for queries:-

Richard O'Connor
Head of Investor Relations
+44 (0)207 672 1758

Greg Case
Debt Investor Relations
+44 (0)207 672 1759

Group Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 April 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary